Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, March 2, 2020

FAIRFAX ANNOUNCES
RESET DIVIDEND RATE ON ITS SERIES E AND SERIES M PREFERRED SHARES
AND
QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES
AND
QUARTERLY DIVIDEND RATE FOR SERIES D, F, H, J AND N PREFERRED SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has determined the fixed dividend rate on its Cumulative 5-Year Rate Reset Preferred Shares, Series E (the “Series E Shares”) (TSX: FFH.PR.E) for the five years commencing April 1, 2020 and ending March 31, 2025. The fixed quarterly dividends on the Series E Shares during that period, if and when declared, will be paid at an annual rate of 3.183% (C$0.198938 per share per quarter).

Holders of Series E Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on March 16, 2020, to convert all or part of their Series E Shares, on a one-for-one basis, into Cumulative Floating Rate Preferred Shares, Series F (the “Series F Shares”) (TSX: FFH.PR.F), effective March 31, 2020. The quarterly floating rate dividends on the Series F Shares will be paid at an annual rate, calculated for each quarter, of 2.16% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the March 31, 2020 to June 29, 2020 dividend period for the Series F Shares will be 0.94690% (3.79801% on an annualized basis) and the dividend for such dividend period, if and when declared, will be C$0.23673 per share, payable on June 29, 2020.

Holders of Series F Shares also have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on March 16, 2020, to convert all or part of their Series F Shares, on a one-for-one basis, into Series E Shares, effective March 31, 2020. Holders of the Series F Shares who elect to convert their shares by the conversion deadline will receive Series E Shares effective March 31, 2020 and will be entitled to receive, if and when declared, the fixed-rate dividend as described above.

Holders of Series E Shares are not required to elect to convert all or any part of their Series E Shares into Series F Shares and holders of Series F Shares are not required to elect to convert all or any part of their Series F Shares into Series E Shares. Holders of the Series E Shares who do not elect to convert their shares by the conversion deadline will retain their Series E Shares and will receive the fixed-rate dividend as described above (subject to the automatic conversion features described below). Holders of the Series F Shares who do not elect to convert their shares by the conversion deadline will retain their Series F Shares and will receive the floating-rate dividend as described above (subject to the automatic conversion features described below).

As provided in the share conditions of the Series E Shares and the Series F Shares: (i) if Fairfax determines that there would be fewer than 1,000,000 Series E Shares outstanding after March 31, 2020, all remaining Series E Shares will be automatically converted into Series F Shares on a one-for-one basis effective March 31, 2020 and Fairfax will cause the return of all Series F Shares tendered for conversion into Series E Shares; and (ii) if Fairfax determines that there would be fewer than 1,000,000 Series F Shares outstanding after March 31, 2020, all remaining Series F Shares will be automatically converted into Series E Shares on a one-for-one basis effective March 31, 2020 and Fairfax will cause the return of all Series E Shares tendered for conversion into Series F Shares.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

There are currently 3,967,134 Series E Shares and 3,572,044 Series F Shares outstanding. The Series E Shares and the Series F Shares are listed on the Toronto Stock Exchange under the trading symbols “FFH.PR.E” and “FFH.PR.F”, respectively.

Fairfax also announces that it has determined the fixed dividend rate on its Cumulative 5-Year Rate Reset Preferred Shares, Series M (“Series M Shares”) (TSX: FFH.PR.M) for the five years commencing April 1, 2020 and ending March 31, 2025. The fixed quarterly dividends on the Series M Shares during that period, if and when declared, will be paid at an annual rate of 5.003% (C$0.312688 per share per quarter).

Holders of Series M Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on March 16, 2020, to convert all or part of their Series M Shares, on a one-for-one basis, into Cumulative Floating Rate Preferred Shares, Series N (the “Series N Shares”), effective March 31, 2020. The quarterly floating rate dividends on the Series N Shares will be paid at an annual rate, calculated for each quarter, of 3.98% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the April 1, 2020 to June 29, 2020 dividend period for the Series N Shares will be 1.38526% (5.61801% on an annualized basis) and the dividend for such dividend period, if and when declared, will be C$0.34632 per share, payable on June 29, 2020.

Holders of Series M Shares are not required to elect to convert all or any part of their Series M Shares into Series N Shares.

As provided in the share conditions of the Series M Shares: (i) if Fairfax determines that there would be fewer than 1,000,000 Series M Shares outstanding after March 31, 2020, all remaining Series M Shares will be automatically converted into Series N Shares on a one-for-one basis effective March 31, 2020; and (ii) if Fairfax determines that there would be fewer than 1,000,000 Series N Shares outstanding after March 31, 2020, no Series M Shares will be permitted to be converted into Series N Shares and Fairfax will cause the return of all Series M Shares tendered for conversion into Series N Shares. There are currently 9,200,000 Series M Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series N Shares effective upon conversion. Listing of the Series N Shares is subject to Fairfax fulfilling all the listing requirements of the TSX and, upon approval, the Series N Shares will be listed on the TSX under the trading symbol “FFH.PR.N”.

Fairfax also announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.294313	March 31, 2020	March 13, 2020
Series D	0.29930	March 30, 2020
Series E	0.18188	March 31, 2020
Series F	0.23760	March 30, 2020
Series G	0.207375	March 31, 2020
Series H	0.26253	March 30, 2020
Series I	0.23175	March 31, 2020
Series J	0.28060	March 30, 2020
Series K	0.291938	March 31, 2020
Series M	0.296875	March 31, 2020

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the March 31, 2020 to June 29, 2020 dividend period for its other floating rate preferred shares. The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	1.19372	4.78801	0.29843
Series H	1.04663	4.19801	0.26166
Series J	1.11893	4.48801	0.27973

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:                      John Varnell, Vice President, Corporate Development

at (416) 367-4941